Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at October 31, 2018:

As at October 31, 2018
(in millions of Canadian dollars)
Subordinated Debentures	5,698
Equity
Common Equity
Common Shares	18,234
Retained Earnings	41,414
Accumulated Other Comprehensive Income	992
Other Reserves	404

Total Common Equity	61,044
Preferred Shares and Other Equity Instruments	4,184

Total Equity Attributable to Equity Holders of the Bank	65,228
Non-controlling Interests
Non-controlling Interests in Subsidiaries	2,452

Total Equity	67,680

Total Capitalization	73,378

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for each of the years in the five year period ended October 31, 2018.

	October 31,
	2018	2017	2016	2015	2014

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	8.15	9.60	8.18	7.90	8.52
Including interest on deposits	1.88	2.09	2.12	2.18	2.21
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.02	8.42	7.22	7.07	7.29
Including interest on deposits	1.84	2.06	2.07	2.14	2.15

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.